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                               April 12, 2021

       John Pagliuca
       Chief Executive Officer
       N-able, LLC
       7171 Southwest Parkway
       Building 400
       Austin, Texas 78735

                                                        Re: N-able, LLC
                                                            Amendment No. 1 to
Form 10
                                                            Filed April 6, 2021
                                                            File No. 001-40297

       Dear Mr. Pagliuca:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10

       Risk Factors
       The Cyber Incident has had and may continue to have an adverse effect on our business..., page
       39

   1. To better illustrate the magnitude of the risk of the Cyber incident, please disclose the date that you believe the
Cyber intrusion first began.
       Our restated charter will designate the Court of Chancery..., page 54

   2. Regarding the provision that a federal court must be the exclusive forum for actions under the Securities Act,
please state that there is uncertainty as to whether a court would enforce such provision
and that investors cannot waive compliance with the federal
                                                        securities laws and the
rules and regulations thereunder.
 John Pagliuca
FirstName   LastNameJohn Pagliuca
N-able, LLC
Comapany
April       NameN-able, LLC
       12, 2021
April 212, 2021 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
SolarWinds Cyber Incident, page 84

3. You state that based on investigations to date, you have not identified Sunburst in any of our N-able solutions. In a risk factor on page 39, however, you also state that the threat actor had access to, and may have exfiltrated source code and other confidential
         information across, SolarWinds    environment, of which you are a
part. Please include
         that information in this section and qualify your disclosure to make clear that your investigations into the possibility of cyber-intrusions still continues. In addition, please clarify whether you have identified any exfiltrated files in any of your N-able solutions.
Management
Board of Directors, page 127

4. Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of
         Regulation S-K.
Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Statements, page 71

5. We note that you expect to incur incremental material costs related to the separation, which are currently not estimable and therefore are not included in the pro forma adjustments. Please clarify the nature of these material costs related to the separation and explain why they are not currently estimable.
6. We note from your disclosures on page 149 that you will enter into a Software Cross
         License Agreement and Software OEM Agreements. Please explain how you considered these agreements in your pro forma financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Pagliuca
N-able, LLC
April 12, 2021
Page 3

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-3815
with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Pagliuca
                                                           Division of
Corporation Finance
Comapany NameN-able, LLC
                                                           Office of Technology
April 12, 2021 Page 3
cc:       John Gilluly
FirstName LastName